Exhibit 3.243

CERTIFICATE OF FORMATION

OF

CA-LATS SOUTH, LLC

This Certificate of Formation of CA-LATS South, LLC (the “Company”), dated August 13, 2015, is being duly executed and filed by the undersigned, as an authorized person, to form a limited liability company pursuant to the Delaware Limited Liability Company Act (6 Del. C. § 18-101 et. seq.)

FIRST. The name of the limited liability company formed hereby is:

CA-LATS SOUTH, LLC

SECOND. The address of the registered office of the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808, New Castle County. The name of the registered agent of the Company for the service of process at such address is Corporation Service Company.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

/s/ Murray McQueen
Murray McQueen
Authorized Person